
Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

13 April 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917



SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed Announcement Nos. 4/2010 and 5/2010 as well as 3 announcements on share buy-back transactions sent to Nasdaq OMX Copenhagen.

Yours sincerely,
Coloplast A/S



Gunilla Jensen
Investor Relations

Encls.

Announcement No. 4/2010
13 April 2010

Major shareholder announcement

Pursuant to announcements Nos. 14/2008 of 14 August 2008 and 21/2009 of 4 December 2009 major shareholder Niels Peter Louis-Hansen hereby announces his policy regarding his shareholding in Coloplast A/S:

If necessary, Niels Peter Louis-Hansen will participate in Coloplast A/S' share buy-back programmes or convert A shares into B shares to ensure that his share of votes will not exceed 45%.

Niels Peter Louis-Hansen today holds 40.38% of the votes through his holding of nom. DKK 12,285,000 A shares and nom. DKK 19,676,250 B shares in Coloplast A/S.

The announced policy will be revised and communicated, if the present legal regime should be changed, if owners of A-shares should transfer shares amongst themselves, or if Niels Peter Louis-Hansen should receive a significant portion of shares by gift or inheritance. Niels Peter Louis-Hansen will in any event in 2016 decide whether this policy should be revised.

This announcement is made in Danish and in English. In the event of discrepancies, the Danish version shall prevail.

Signed Niels Peter Louis-Hansen

Lene Skole
Executive Vice President, CFO

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement No. 5/2010
13 April 2010

Major shareholder announcement

According to announcement No. 13/2008 of 13 August 2008 major shareholder Aage og Johanne Louis-Hansens Fond announced that its policy regarding its shareholding in Coloplast A/S would be revised among others if the foundation should receive a significant portion of shares by gift or inheritance. In announcement No. 12/2009 of 1 October 2009 Coloplast A/S informed that the foundation had increased its shareholding in Coloplast A/S by inheritance.

Consequently, Aage og Johanne Louis-Hansens Fond hereby announces the following:

If necessary, Aage og Johanne Louis-Hansens Fond will participate in Coloplast A/S' share buy-back programmes to ensure that its share of capital will not exceed 15%.

Aage og Johanne Louis-Hansens Fond today holds 10.81% of the share capital in Colopast A/S through its holding of nom. DKK 3,600,000 A shares and nom. DKK 20,725,000 B shares.

The announced policy will be revised and communicated, if the present legal regime should be changed, if owners of A-shares should transfer shares amongst themselves, or if Aage og Johanne Louis-Hansens Fond should receive a significant portion of shares by gift or inheritance. Aage og Johanne Louis-Hansens Fond will in any event in 2016 decide whether this policy should be revised.

This announcement is made in Danish and in English. In the event of discrepancies, the Danish version shall prevail.

Signed Niels Peter Louis-Hansen
Aage og Johanne Louis-Hansens Fond

Lene Skole
Executive Vice President, CFO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement 26 March 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 22-26 March 2010:

Date	Number of shares	Average buying price	Amount DKK
22.3.2010	7,500	600.70	4,505,250.00
23.3.2010	7,000	599.07	4,193,490.00
24.3.2010	-	0.00	0.00
25.3.2010	14,354	608.47	8,733,978.38
26.3.2010	5,771	609.97	3,520,136.87
Accumulated until now under the programme	**282,176**	**615.76**	**173,751,589.37**

Henceforth, Coloplast owns 2,317,521 own B shares of DKK 5 equal to 5.15% of the company's total share capital.

Share buy-back in the amount of DKK 326,248,410.63 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement 6 April 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 29-31 March 2010:

Date	Number of shares	Average buying price	Amount DKK
29.3.2010	3,042	606.01	1,843,482.42
30.3.2010	6,300	604.27	3,806,901.00
31.3.2010	0	0.00	0.00
Accumulated until now under the programme	291,518	615.41	179,401,972.79

Henceforth, Coloplast owns 2,326,863 own B shares of DKK 5 equal to 5.17% of the company's total share capital.

Share buy-back in the amount of DKK 320,598,027.21remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement 12 April 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 6-9 April 2010:

Date	Number of shares	Average buying price	Amount DKK
6.4.	14,135	603.69	8,533,158.15
7.4.	3,312	610.32	2,021,379.84
8.4.			0.00
9.4.	12,522	612.31	7,667,345.82
Accumulated until now under the programme	321,487	614.72	197,623,856.60

Henceforth, Coloplast owns 2,356,832 own B shares of DKK 5 equal to 5.24% of the company's total share capital.

Share buy-back in the amount of DKK 302,376,143.40 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.